UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933				OMB APPROVAL
OMB Number: 3235-0101 Expires: 0D\ , 2017 Estimated average burden hours per response ........... 1.00
SEC USE ONLY
DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.				CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print) Mohawk Industries, Inc.	(b) IRS IDENT. NO. 52-1604305	(c) S.E.C. FILE NO. 01-13697		WORK LOCATION

1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE 160 South Industrial Blvd, Calhoun, Georgia 30710 (b)			(e) TELEPHONE NO.
			AREA CODE 706	NUMBER 629-7721
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Brian Carson	RELATIONSHIP TO ISSUER Executive Officer	(c) ADDRESS STREET CITY STATE ZIP CODE 160 South Industrial Blvd., Calhoun, Georgia 30701
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
		Broker-Dealer File Number
Common Stock	Fidelity Brokerage Services 245 Sumer Street Boston, MA 02210		215	$45,876.33	74,153,400	8/15/16	NYSE

INSTRUCTIONS:
3. (a) Title of the class of securities to be sold
(b) Name and address of each broker through whom the securities are intended to be sold
(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
(f) Approximate date on which the securities are to be sold
(g) Name of each securities exchange, if any, on which the securities are intended to be sold

1.
(a) Name of issuer
(b) Issuer's I.R.S. Identification Number
(c) Issuer's S.E.C. file number, if any
(d) Issuer's address, including zip code
(e) Issuer's telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold
(b) Such person's relationship to the issuer (e.g., officer, director, 10%
       stockholder, or member of immediate family of any of the foregoing)
(c) Such person's address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB control number.    SEC 1147 (08-07)

TABLE I –– SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	See attached	Acquisition of interests in the common stock fund administered by a company sponsored 401(k) plan	See attached	See attached	See attached	See attached
INSTRUCTIONS: If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II –– SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Brian Carson 160 South Industrial Blvd Calhoun Georgia 30701	Common Stock	8/8/2016	1,942	$417,530
REMARKS:

INSTRUCTIONS:
ATTENTION: The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

September 19, 2016	/s/ Brian Carson
DATE OF NOTICE	(SIGNATURE)

             The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)
SEC 1147 (08-07)

Date You Acquired	Name of Person from Whom Acquired	Amount of Securities Acquired	Date of Payment	Nature of Payment
03/06/2009	Market Purchase - Executed by Fidelity Brokerage Services	64.665	03/11/2009	401k Payroll Deduction
03/26/2009	Market Purchase - Executed by Fidelity Brokerage Services	9.84	03/31/2009	401k Payroll Deduction
03/27/2009	Market Purchase - Executed by Fidelity Brokerage Services	2.859	04/01/2009	401k Payroll Deduction
05/01/2009	Market Purchase - Executed by Fidelity Brokerage Services	6.637	05/06/2009	401k Payroll Deduction
05/29/2009	Market Purchase - Executed by Fidelity Brokerage Services	8.374	06/03/2009	401k Payroll Deduction
06/26/2009	Market Purchase - Executed by Fidelity Brokerage Services	8.695	07/01/2009	401k Payroll Deduction
07/31/2009	Market Purchase - Executed by Fidelity Brokerage Services	6.244	08/05/2009	401k Payroll Deduction
08/28/2009	Market Purchase - Executed by Fidelity Brokerage Services	4.59	09/02/2009	401k Payroll Deduction
09/25/2009	Market Purchase - Executed by Fidelity Brokerage Services	4.384	09/30/2009	401k Payroll Deduction
10/30/2009	Market Purchase - Executed by Fidelity Brokerage Services	5.045	11/04/2009	401k Payroll Deduction
11/25/2009	Market Purchase - Executed by Fidelity Brokerage Services	4.957	12/01/2009	401k Payroll Deduction
12/08/2009	Market Purchase - Executed by Fidelity Brokerage Services	0.032	12/11/2009	401k Payroll Deduction
12/24/2009	Market Purchase - Executed by Fidelity Brokerage Services	0.977	12/30/2009	401k Payroll Deduction
01/29/2010	Market Purchase - Executed by Fidelity Brokerage Services	7.42	02/03/2010	401k Payroll Deduction
02/26/2010	Market Purchase - Executed by Fidelity Brokerage Services	6.07	03/03/2010	401k Payroll Deduction
03/12/2010	Market Purchase - Executed by Fidelity Brokerage Services	15.849	03/17/2010	401k Payroll Deduction
03/26/2010	Market Purchase - Executed by Fidelity Brokerage Services	5.926	03/31/2010	401k Payroll Deduction
04/30/2010	Market Purchase - Executed by Fidelity Brokerage Services	4.753	05/05/2010	401k Payroll Deduction
05/28/2010	Market Purchase - Executed by Fidelity Brokerage Services	5.592	06/03/2010	401k Payroll Deduction
06/28/2010	Market Purchase - Executed by Fidelity Brokerage Services	6.303	07/01/2010	401k Payroll Deduction
07/30/2010	Market Purchase - Executed by Fidelity Brokerage Services	6.489	08/04/2010	401k Payroll Deduction
08/25/2010	Market Purchase - Executed by Fidelity Brokerage Services	7.138	08/30/2010	401k Payroll Deduction
10/01/2010	Market Purchase - Executed by Fidelity Brokerage Services	5.77	10/06/2010	401k Payroll Deduction
11/01/2010	Market Purchase - Executed by Fidelity Brokerage Services	3.675	11/04/2010	401k Payroll Deduction
11/29/2010	Market Purchase - Executed by Fidelity Brokerage Services	3.972	12/02/2010	401k Payroll Deduction
12/30/2010	Market Purchase - Executed by Fidelity Brokerage Services	3.641	01/05/2011	401k Payroll Deduction
01/28/2011	Market Purchase - Executed by Fidelity Brokerage Services	5.525	01/31/2011	401k Payroll Deduction
		215.422